UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.




------------------------------------------------X
                                                :
              In the Matter of                       :
                                                :
             Entergy Corporation                : CERTIFICATE
                                                : PURSUANT TO
              File No. 70-8149                       : RULE 24
                                                :
 (Public Utility Holding Company Act of 1935)        :
                                                :
------------------------------------------------X




      This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions proposed by Entergy Corporation ("Entergy") as described in the Declaration on Form U-1, as amended, in the above referenced File, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Declaration and pursuant to the order of the Securities and Exchange Commission dated July 27, 1995 with respect thereto (Release No. 35-26343).

Attached hereto and incorporated by reference are:

                    Exhibit  B       Conformed  copy  of   Credit
                    Agreement, dated as of October 10, 1995, among Entergy, the Banks named therein and Citibank, N.A., as Agent.

                    Exhibit F      Opinion of Reid & Priest LLP.

      IN WITNESS WHEREOF, Entergy has caused this certificate to be executed this 20th day of October, 1995.


                              ENTERGY CORPORATION


                              By   /s/ William J. Regan, Jr.
                                      William J. Regan, Jr.
                                       Vice President and
                                            Treasurer